Exhibit 99.1

Global Engine Group Holding Limited and Angkasa-X Holdings Corp. Enter Into Memorandum of Understanding to Explore Integration of Satellite Networks, Data Infrastructure, and Blockchain Technology to Support Artificial Intelligence (AI) Applications

HONG KONG, May 6, 2026 (GLOBE NEWSWIRE) -- Global Engine Group Holding Limited (Nasdaq: GLE) (the “Company” or “GLE”), a Hong Kong-headquartered integrated solutions provider in information communication technologies (“ICT”), today announced its entry into a non-binding strategic memorandum of understanding (“MOU”) with Angkasa-X Holdings Corp. (“Angkasa-X”), a satellite technology company specializing in Low Earth Orbit (“LEO”) satellite constellations and satellite-based data services, to develop a fully integrated  Space-to-AI digital infrastructure platform. This collaboration is intended to integrate satellite services, global data infrastructure, and blockchain technology to power the evolving AI economy.

The collaboration is expected to merge GLE’s expertise in digital infrastructure with Angkasa-X’s rapidly expanding LEO satellite network. By leveraging Angkasa-X’s future A-SEANLINK LEO satellite constellation, GLE aims to extend its ICT services beyond traditional terrestrial limits, reaching underserved markets across Southeast Asia, Africa, Latin America, South Asia, and the Middle East.

As part of this collaboration, GLE and Angkasa-X plan to explore the development of integrated digital solutions combining:

●	satellite communications

●	earth observation data

●	cloud infrastructure

●	blockchain-based data systems

●	advanced analytics and AI applications

Together, the collaboration aims to deliver a new generation of digital infrastructure integrating terrestrial networks, data centers and space-based services.

Angkasa-X is engaging GLE as the edge datacenter provider for its ground stations setup in Malaysia and Indonesia. Both parties shall engage in feasibility studies to rollout a proof of concept within three to six months after the signing of the MOU.

“This cooperation is expected to be a pivotal milestone for GLE’s expansion into Southeast Asia,” said Mr. Andrew Lee, CEO and Chairman of the Company. “By integrating Angkasa-X’s satellite infrastructure, we plan to enhance our portfolio with high-value, satellite-enabled intelligence. We believe this allows us to optimize cost structures while delivering next-generation connectivity to the global economy.”

“We are honored to partner with GLE to accelerate the development of space-enabled digital infrastructure,” added Dato’ Dr. SEAH Kok Wah, CEO and Chairman of Angkasa-X. “Our vision is to build what we call the “Equatorial Space Network” — our satellite network, A-SEANLINK, with a ±28° orbital inclination, designed to connect more than 80 countries and over 3.8 billion people across the near-equatorial region. Together with GLE’s global digital infrastructure capabilities, we aim to unlock a new era where satellites, data, and AI power inclusive digital economies across emerging markets.”

About Angkasa-X Holdings Corp.

Angkasa-X Holdings Corp. (“Angkasa-X”) is an emerging independent satellite operator and space technology company headquartered in Malaysia, focused on building next-generation digital infrastructure powered by LEO satellites. Angkasa-X operates a Satellite-as-a-Service (“SaaS”) business model, enabling governments, enterprises, and communities to access satellite connectivity, earth-observation intelligence, and data infrastructure, including Internet-of-Things, and Automatic Identification System without the need to own or operate space assets.

Angkasa-X is developing two flagship satellite constellations: A-SEANLINK, a LEO satellite communications network with first launches expected from 2027, and A-SEANSAT, an advanced earth-observation constellation delivering geospatial intelligence for sectors such as agriculture, mining, fisheries, maritime monitoring, disaster management, and environmental surveillance across the equatorial belt. Angkasa-X has secured regulatory approvals from the Malaysian Communications and Multimedia Commission and satellite network filings submitted to the International Telecommunication Union, providing access to more than 500 LEO orbital slots, positioning Angkasa-X as a leading operator of the Equatorial LEO Corridor (also referred to as the “Equatorial Space Network”). The A-SEANLINK constellation is designed to consist of 500 LEO satellites operating at approximately 800 kilometers altitude with a near-equatorial orbital inclination of approximately ±28 degrees inclination to form the Equatorial Space Network, providing optimized coverage across the Near-Equatorial region spanning more than 80 countries and 3.8 billion people, including approximately 1.3 billion people without reliable internet access. Angkasa-X launched its first satellite, A-SEANSAT-PG1, the first nanosatellite in the A-SEANSAT constellation program, in June 2023. For more information, please visit: www.angkasax-innovation.com.

About Global Engine Group Holding Limited

Global Engine Group Holding Limited is an integrated solutions provider that operates via wholly-owned subsidiaries incorporated in Hong Kong to deliver (i) ICT solution services which include the cloud platform deployment, IT system design and configuration, maintenance, data center colocation and cloud services; (ii) technical services which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as IoT projects; and (iii) project management services which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers, to drive business outcomes and innovation for its customers. GLE’s target customer groups include: (i) small to medium-sized telecom operators and ICT service providers seeking expansion in Hong Kong and the South East Asian market; (ii) data center and cloud computing services providers; and (iii) IoT solutions providers. For more information, please visit: www.globalengine.com.hk; ir.globalengine.com.hk.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the reports of the Company filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Email: ir@globalengine.com.hk

Phone: +852 3955 2300